Supplement Dated January 4, 2001, to
The Prospectus dated December 22, 2000, for
SURVIVOR DIMENSIONS VARIABLE UNIVERSAL LIFE
A FLEXIBLE PREMIUM
VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Southland Life Insurance Company
and
Southland Separate Account L1

This Supplement updates certain information contained in your Prospectus dated December 22, 2000. Please read it carefully and keep it with your Prospectus for future reference.

References to the persistency refund in the "Persistency Refund" subsection of the "Charges, Deductions and Refunds" section on page 49 are hereby changed from 0.0375% to 0.0625% on a monthly basis and from 0.45% to 0.75% on an annual basis. Under Example 1, the persistency refund is $6.25 for a total account value after the persistency refund of $10,006.25 in the variable division. Under Example 2, the persistency refund is $3.75 for a total account value after the persistency refund of $6,003.75 in the variable division and $4,000.00 in the loan division.

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